

September 21, 2010

Mr. Josh Hirsberg
  Chief Financial Officer
BOYD GAMING CORPORATION
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada 89169

> **Re:** **Boyd Gaming Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 1-12882**
>
> and
>
> **Definitive Proxy on Schedule 14A**
> **Filed April 8, 2010**
> **File No. 1-12882**

Dear Mr. Hirsberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 11

1. In future filings, please delete the second and third sentences of the second introductory paragraph. Only material risks should be referenced in this section. If a risk is deemed not material, please do not reference it.

Consolidated Balance Sheets, page 66

2. We note your disclosures related to the Echelon development project in Notes 3 and 10 to your audited consolidated financial statements. Specifically, we note the carrying value of your investment in the Echelon development project represents over 20% of your total assets at December 31, 2009. Since you have suspended this project and do not expect to resume construction for three to five years, we suggest you segregate these assets from the revenue-producing assets on your consolidated balance sheets. In addition to presenting your investment in the Echelon development project as a separate line item on the face of your consolidated balance sheets, we suggest you add separate footnote disclosure to provide a summary of the underlying costs in a format similar to the table summarizing your property and equipment in Note 3. This separate footnote should include robust disclosure regarding the various sets of assumptions you used when preparing your future undiscounted cash flow analysis for purposes of testing for potential impairment.

Form 8-K dated May 4, 2010

3. Your disclosure states that you effectively obtained control of Borgata in March 2010 and that such change of control required acquisition method accounting in accordance with ASC Topic 810. In this regard, we note you provided pro forma historical financial information although you indicated that such pro forma information was not presently required. It is unclear how you determined that pro forma information was not required. According to Instruction 2 to Item 2.01 of Form 8-K, the term "acquisition" includes consolidation, and your consolidation of Borgata appears to involve a significant amount of assets. Therefore, filing of financial statements and pro forma information may have been required pursuant to Item 9.01 of Form 8-K. Please advise.

Mr. Josh Hirsberg
Boyd Gaming Corporation
September 21, 2010
Page 3

Form 10-Q for the quarterly period ended June 30, 2010

Liquidity and Capital Resources

Indebtedness, page 51

4.   In the description of your bank credit facility, you state that you have remaining
        availability of approximately $1.1 billion. However, since your Total Leverage
        Ratio (as defined in your bank credit facility) was 6.91 to 1.00 at June 30, 2010,
        and the maximum permitted Total Leverage Ratio was 7.00 to 1.00 at that date, it
        appears that substantially all of the remaining availability under your bank credit
        facility could not have been borrowed for working capital purposes at June 30,
        2010. If true, please revise your disclosure regarding the remaining availability to
        clearly indicate the amount you could actually borrow to support your existing
        operations and still remain in compliance with the restrictive covenants contained
        in your bank credit facility.

Other Items Affecting Liquidity, page 54

5.   According to the disclosure in Note 3 to your interim consolidated financial
        statements, MGM agreed to transfer the MGM Interest into the Divestiture Trust
        and further agreed to sell such interest within a 30-month period. Since you have
        a right of first refusal to purchase the MGM Interest from the Divestiture Trust on
        the same terms as any proposed third-party buyer, please expand your discussion
        of Other Items Affecting Liquidity to (i) address the possibility that you might
        purchase the MGM Interest and (ii) state the expected source of funding for such
        a purchase.

Schedule 14A

General

6.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Josh Hirsberg
Boyd Gaming Corporation
September 21, 2010
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters, and Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief